SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. )*

                        FBR ASSET INVESTMENT CORPORATION
                        ________________________________
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                     _______________________________________
                         (Title of Class of Securities)

                                    30241E303
                                 ______________
                                 (CUSIP Number)


                                 March 31, 2000
                      ____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [X]     Rule 13d-1(b)
                  [ ]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         Continued on following page(s)
                               Page 1 of 12 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13G

CUSIP No. 30241E303                                           Page 2 of 12 Pages



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               ANGELO, GORDON & CO., L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Citizenship or Place of Organization

               DELAWARE

                      5      Sole Voting Power
 Number of                          500,000
   Shares
Beneficially          6      Shared Voting Power
  Owned By                          0
    Each
  Reporting           7      Sole Dispositive Power
   Person                           500,000
    With
                      8      Shared Dispositive Power
                                    0

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    500,000

10      Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*[_]

11      Percent of Class Represented By Amount in Row (9)

                             10.43%

12      Type of Reporting Person*

               BD, IA, PN

                                  SCHEDULE 13G

CUSIP No. 30241E303                                           Page 3 of 12 Pages



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               JOHN M. ANGELO

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Citizenship or Place of Organization

               UNITED STATES

                      5      Sole Voting Power
 Number of                          500,000
   Shares
Beneficially          6      Shared Voting Power
  Owned By                          0
    Each
  Reporting           7      Sole Dispositive Power
   Person                           500,000
    With
                      8      Shared Dispositive Power
                                    0

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    500,000

10      Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*[_]

11      Percent of Class Represented By Amount in Row (9)

                             10.43%

12      Type of Reporting Person*

               IN, HC

                                  SCHEDULE 13G

CUSIP No. 30241E303                                           Page 4 of 12 Pages



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               MICHAEL L. GORDON

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Citizenship or Place of Organization

               UNITED STATES

                      5      Sole Voting Power
 Number of                          500,000
   Shares
Beneficially          6      Shared Voting Power
  Owned By                          0
    Each
  Reporting           7      Sole Dispositive Power
   Person                           500,000
    With
                      8      Shared Dispositive Power
                                    0

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    500,000

10      Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*[_]

11      Percent of Class Represented By Amount in Row (9)

                             10.43%

12      Type of Reporting Person*

               IN, HC

                                                              Page 5 of 12 Pages



Item 1(a)      Name of Issuer:

               FBR Asset Investment Corporation (the "Issuer").

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               Potomac Tower, 1001 Nineteenth Street North, Arlington, Virginia 22209.

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of the following reporting persons (the "Reporting Persons"): (i) Angelo, Gordon & Co., L.P. ("Angelo, Gordon"), (ii) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and the chief executive officer of Angelo, Gordon and (iii) Michael L. Gordon, in his capacities as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and the chief operating officer of Angelo, Gordon.

Item 2(b)      Address of Principal Business Office or, if none, Residence:

     (i) The principal business office of Angelo, Gordon is located at 245 Park Avenue, New York, NY 10167.

     (ii) The address of the principal business office of Mr. Angelo is 245 Park Avenue, New York, NY 10167.

     (iii) The address of the principal business office of Mr. Gordon is 245 Park Avenue, New York, NY 10167.

Item 2(c)      Citizenship:

     (i)       Angelo, Gordon is a Delaware limited partnership.

     (ii)      Mr. Angelo is a citizen of the United States.

     (iii)     Mr. Gordon is a citizen of the United States.

Item 2(d)      Title of Class of Securities:

               Common stock, par value $0.01 per share

Item 2(e)      CUSIP Number:

               30241E303

                                                              Page 6 of 12 Pages


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (i) Angelo, Gordon is a broker-dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

     (ii)      Mr. Angelo is a control person of Angelo, Gordon.

     (iii)     Mr. Gordon is a control person of Angelo, Gordon.

Item 4. Ownership:

          (a)  Amount Beneficially Owned:

               (i) As of December 31, 1999, Angelo, Gordon may be deemed to be the beneficial owner of 500,000 Shares as a result of voting and dispositive powers that it held with respect to the 35,000 shares it held for its own account and 465,000 Shares held for the account of five private investment funds for which it acts as general partner and/or investment adviser.

               (ii) Mr.  Angelo  may be  considered  a  beneficial  owner of the
                    500,000 Shares deemed to be beneficially owned by Angelo, Gordon referred to in paragraph (a)(i) above. Mr. Angelo is the chief executive officer of Angelo, Gordon and is a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon.

               (iii)Mr.  Gordon  may be  considered  a  beneficial  owner of the
                    500,000 Shares deemed to be beneficially owned by Angelo, Gordon referred to in paragraph (a)(i) above. Mr. Gordon is the chief operating officer of Angelo, Gordon and is the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon.

          (b)  Percent of Class:

               The number of Shares deemed to be  beneficially  owned by Angelo,
               Gordon   constitute   10.43%  of  the  total   number  of  Shares
               outstanding.

                                                              Page 7 of 12 Pages


          (c)  Number of shares as to which such person has:


                                                Angelo, Gordon     Mr. Angelo     Mr. Gordon
                                                --------------     ----------     ----------

                 (i)  sole power to vote or to
                      direct the vote:            500,000             0              0

                (ii)  shared power to vote or
                      to direct the vote:              0           500,000        500,000

               (iii)  sole power to dispose or
                      to direct the disposition
                      of:                         500,000             0              0

                (iv)  shared power to dispose
                      or to direct the
                      disposition of:                  0           500,000        500,000



Item 5.   Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another
               Person:

          The limited partners of (or investors in) each of five funds for which Angelo, Gordon acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their respective funds (including the Shares) in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:

               See Exhibit B.

Item 8.   Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.   Notice of Dissolution of Group:

               This Item 9 is not applicable.

                                                              Page 8 of 12 Pages


Item 10.  Certification:

          By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                              Page 9 of 12 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 1, 2000          ANGELO, GORDON & CO., L.P.

                             By:  AG Partners, L.P.
                                  General Partner

                                  By:  /s/ Michael L. Gordon
                                       ----------------------------------------
                                       Name: Michael L. Gordon
                                       Title:   General Partner


Dated:  May 1, 2000          /s/ John M. Angelo
                             --------------------------------------------------
                             JOHN M. ANGELO


Dated:  May 1, 2000          /s/ Michael L. Gordon
                             --------------------------------------------------
                             MICHAEL L. GORDON

                                                             Page 10 of 12 Pages

                                    EXHIBITS



                                                                        Page No.
                                                                        --------

A.        Joint Filing Agreement, dated May 1, 2000 by  and
          among  Angelo,  Gordon  & Co.,  L.P., Mr. John M.
          Angelo and Mr. Michael L. Gordon...................................11

B.        Item 7 disclosure..................................................12